Exhibit 12.1

KILROY REALTY CORPORATION

Statement of Computation of Consolidated Ratio of Earnings to Combined Fixed Charges

and Preferred Dividends

(in thousands, except ratios)

	2005	2004	2003	2002	2001
Earnings:
Income from continuing operations before minority interest	$11,628	$39,825	$63,314	$38,590	$38,323
Plus Fixed Charges:
Interest expense (including amortization of loan fees)	39,153	33,994	30,515	30,629	37,854
Capitalized interest and loan fees	8,881	7,707	10,704	11,930	10,309
Estimate of interest within rental expense	1,238	1,242	1,195	1,099	1,101
Distributions on Cumulative Redeemable Preferred units	5,588	9,579	13,163	13,500	13,500

Fixed Charges	54,860	52,522	55,577	57,158	62,764
Plus: Amortization of capitalized interest(1)	2,403	2,166	1,903	1,579	1,262
Less: Capitalized interest and loan fees	(8,881)	(7,707)	(10,704)	(11,930)	(10,309)
Less: Distributions on Cumulative Redeemable Preferred units	(5,588)	(9,579)	(13,163)	(13,500)	(13,500)

Earnings	$54,422	$77,227	$96,927	$71,897	$78,540

Combined Fixed Charges and Preferred Dividends:
Fixed Charges (from above)	$54,860	$52,522	$55,577	$57,158	$62,764
Preferred Dividends	9,608	3,553	349

Combined Fixed Charges and Preferred Dividends	$64,468	$56,075	$55,926	$57,158	$62,764

Consolidated ratio of earnings to combined fixed charges and preferred dividends	0.84x	1.38x	1.73x	1.26x	1.25x

Deficiency	$10,046

(1)	Amount represents an estimate of capitalized interest that has been amortized each year based on the Company’s established depreciation policy and an analysis of total interest costs and loan fees capitalized since 1997.

We have computed the consolidated ratio of earnings to combined fixed charges and preferred dividends by dividing earnings by combined fixed charges and preferred dividends. Earnings consists of income from continuing operations before the effect of minority interest plus fixed charges and amortization of capitalized interest, reduced by capitalized interest and loan fees and distributions on Cumulative Redeemable Preferred units. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of loan fees, an estimate of interest within rental expense, distributions on Cumulative Redeemable Preferred units. For the year ended December 31, 2005, the Company's earnings were inadequate to cover combined fixed charges and preferred dividends.